UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACTS:
Mariano Balaguer	William J. Coote
VP, Chief Financial Officer	AVP, Business Finance, Treasurer and Investor Relations
(914) 345-9001	(914) 345-9001
Mariano.Balaguer@Taro.com	William.Coote@Taro.com

TARO PROVIDES RESULTS FOR THE YEAR ENDED MARCH 31, 2019

Hawthorne, NY, May 22, 2019 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today provided unaudited financial results for the quarter and year ended March 31, 2019.

Quarter ended March 31, 2019 Highlights ─ compared to March 31, 2018

●	Net sales of $179.9 million increased $4.7 million, mainly driven by a 4.1% increase in overall volumes.
●	Gross profit of $119.5 million (66.4% of net sales compared to 67.9%) increased $0.6 million.
●	Research and development (R&D) expenses of $20.5 million remained in line with prior year.
●	Selling, marketing, general and administrative expenses (SG&A) of $23.3 million decreased $0.5 million.
●	Operating income of $75.4 million (41.9% of net sales compared to 42.7%) increased $0.6 million.
●	Interest and other financial income increased $2.3 million to $8.2 million.
●
Foreign Exchange (FX) expense of $9.4 million compared to income of $16.0 million - an unfavorable impact of $25.4 million, principally the result of the weakening of the U.S. dollar vs. the Canadian dollar.  The FX impact is mainly balance sheet driven.

●	Tax expense of $15.6 million increased $5.0 million; with the effective tax rate of 21.1% compared to 11.0%.
●	Net income attributable to Taro was $58.4 million compared to $86.3 million, a $27.9 million decrease, resulting in diluted earnings per share of $1.52 compared to $2.17.

Year ended March 31, 2019 Highlights ─ compared to March 31, 2018

●	Net sales of $669.9 million increased $8.0 million, mainly driven by a 7.5% increase in overall volumes.
●	Gross profit of $445.7 million (66.5% of net sales compared to 70.0%) decreased $17.8 million.
●	R&D expenses of $63.2 million decreased $7.2 million, principally due to the continuous evaluation of our portfolio and adjusting for viable development of products.
●	SG&A of $90.0 million increased $1.8 million.
●	Operating income of $296.2 million (44.2% of net sales compared to 45.8%) decreased $6.8 million.
●	Interest and other financial income increased $13.6 million to $33.5 million.
●
FX income of $25.3 million compared to FX expense of $32.5 million - a favorable impact of $57.8 million, principally the result of the strengthening of the U.S. dollar vs. the Canadian dollar.  The FX impact is mainly balance sheet driven.

●
Tax expense of $74.7 million decreased $7.2 million; with the effective tax rate of 20.9% compared to 28.0%.  During the third quarter of 2018, the Company recorded a $38.0 million expense for the impact of the re-measurement of the Company's estimated net deferred tax asset, as a result of the Tax Cuts and Jobs Act.  Excluding the impact from the one-time re-measurement, the tax expense would have been $44.0 million with an effective tax rate of 15.0%.

Taro Pharmaceutical Industries Ltd.

●
Net income attributable to Taro was $281.8 million compared to $211.2 million, a $70.6 million increase, resulting in diluted earnings per share of $7.23 compared to $5.26.  Excluding the impact of the one-time tax re-measurement, prior year net income attributable to Taro would have been $248.0 million, or diluted earnings per share of $6.18.

Cash Flow and Balance Sheet Highlights

●	Cash flow provided by operations for the year ended March 31, 2019 was $323.7, similar to the year ended March 31, 2018.
●
As of March 31, 2019, cash, including short-term bank deposits and marketable securities (both short and long-term) decreased $294.6 million to $1.4 billion from March 31, 2018.  The decrease reflects the impact from the $500.0 million special dividend paid in December 2018 and the $88.8 million impact from the completion of the Company’s share repurchase program.

Mr. Uday Baldota, Taro’s CEO stated, “Despite the challenging market conditions we face due primarily to the continuing pricing pressure, our team has delivered a good performance.  With a clearly defined strategy, we are shaping our business and product portfolio with internal and inorganic developments.  This effort is aimed at doing more for patients and staying relevant for our customers.”

FDA Approvals and Filings

The Company recently received approvals from the U.S. Food and Drug Administration (“FDA”) for five Abbreviated New Drug Applications (“ANDAs”): Minoxidil Topical Aerosol, 5% (for women); Clobazam Oral Suspension, 2.5 mg/mL; Naftifine Hydrochloride Gel USP, 2%; Dapsone Tablets USP, 25 mg and 100 mg and Deferiprone Tablets 500mg.  The Company currently has a total of twenty-six ANDAs awaiting FDA approval, including eight tentative approvals.

Earnings Call (8:00 am ET, May 23, 2019)

As previously announced, the Company will host an earnings call at 8:00 am ET on Thursday, May 23, 2019, where senior management will discuss the Company’s performance and answer questions from participants.  This call will be accessible through an audio dial-in and a web-cast. Audio conference participants can dial-in on the numbers below:
●	Participant Toll-Free Dial-In Number: +1 (844) 421-0601 ID: 8698095
●	Participant International Dial-In Number: +1 (716) 247-5800 ID: 8698095
●	Web-cast: More details are provided on our website, www.taro.com

To participate in the audio call, please dial the numbers provided above five to ten minutes ahead of the scheduled start time.  The operator will provide instructions on asking questions before the call.  The transcript of the event will be available on the Company’s website at www.taro.com.  An audio playback will be available for ten (10) days following the call.

The Company cautions that the foregoing financial information is unaudited and could be subject to change.

************************

About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

Taro Pharmaceutical Industries Ltd.

SAFE HARBOR STATEMENT
The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company.  The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and information for fiscal year 2019.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share data)

	Quarter Ended			Year Ended
	March 31,			March 31,
	2019	2018		2019	2018
	(unaudited)	(unaudited)		(unaudited)	(audited)
Sales, net	$179,921	$175,216		$669,893	$661,913
Cost of sales	60,384	56,287		224,169	198,405
Gross profit	119,537	118,929		445,724	463,508

Operating Expenses:
Research and development	20,512	20,308		63,238	70,418
Selling, marketing, general and administrative	23,321	23,775		89,971	88,196
Settlements and loss contingencies	322	24		(3,678)	1,884
Operating income	75,382	74,822		296,193	303,010

Financial (income) expense, net:
Interest and other financial income	(8,241)	(5,894)		(33,542)	(19,934)
Foreign exchange expense (income)	9,397	(16,041)		(25,309)	32,465
Other (loss) gain, net	(100)	458		1,810	1,889
Income before income taxes	74,126	97,215		356,854	292,368
Tax expense	15,649	10,691		74,732	81,954
Income from continuing operations	58,477	86,524		282,122	210,414
Net loss from discontinued operations attributable to Taro	—	(96)		—	(335)
Net income	58,477	86,428		282,122	210,079
Net income (loss) attributable to non-controlling interest	42	141		345	(1,071)
Net income attributable to Taro	$58,435	$86,287		$281,777	$211,150

Net income per ordinary share from continuing operations attributable to Taro:
Basic and Diluted	$1.52	$2.17		$7.23	$5.27

Net loss per ordinary share from discontinued operations attributable to Taro:
Basic and Diluted	$—	$(0.00)	*	$—	$(0.01)

Net income per ordinary share attributable to Taro:
Basic and Diluted	$1.52	$2.17		$7.23	$5.26

Weighted-average number of shares used to compute net income per share:
Basic and Diluted	38,548,516	39,729,942		38,990,058	40,155,087

* Amount is less than $0.01
May not foot due to rounding.

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31,	March 31,
	2019	2018
ASSETS	(unaudited)	(audited)
CURRENT ASSETS:
Cash and cash equivalents	$567,451	$576,611
Short-term and current maturities of long-term bank deposits	—	296,188
Marketable securities	481,883	549,821
Accounts receivable and other:
Trade, net	237,945	206,455
Corporate tax receivable	25,969	100,380
Other receivables and prepaid expenses	21,393	22,585
Inventories	148,079	144,595
TOTAL CURRENT ASSETS	1,482,720	1,896,635
Long-term deposits and marketable securities	304,322	225,639
Property, plant and equipment, net	206,242	193,727
Deferred income taxes	110,974	87,257
Other assets	31,068	29,952
TOTAL ASSETS	$2,135,326	$2,433,210

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$35,060	$25,697
Other current liabilities	181,761	190,059
TOTAL CURRENT LIABILITIES	216,821	215,756
Deferred taxes and other long-term liabilities	7,383	7,055
TOTAL LIABILITIES	224,204	222,811

Taro shareholders' equity	1,905,536	2,205,158
Non-controlling interest	5,586	5,241
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,135,326	$2,433,210

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year Ended March 31,
	2019	2018
	(unaudited)	(audited)
Cash flows from operating activities:
Net income	$282,122	$210,079
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,597	16,496
Realized loss on sale of marketable securities and long-lived assets	27	275
Change in derivative instruments, net	3,115	(893)
Effect of change in exchange rate on inter-company balances, marketable securities and bank deposits	(29,533)	34,970
Deferred income taxes, net	12,262	56,007
Increase in trade receivables, net	(32,088)	(2,297)
Increase in inventories, net	(5,515)	(1,978)
Decrease in other receivables, income tax receivable, prepaid expenses and other	74,256	12,644
Increase (decrease) in trade, income tax, accrued expenses, and other payables	529	(936)
Income from marketable securities, net	(63)	(678)
Net cash provided by operating activities	323,709	323,689

Cash flows from investing activities:
Purchase of plant, property & equipment, net	(27,018)	(26,886)
Investment in other intangible assets	(3,666)	(2,650)
Proceeds from short-term bank deposits, net	225,503	161,032
Proceeds from long-term deposits and other assets	70,685	396,281
Investment in marketable securities, net	(8,368)	(770,490)
Proceeds from the sale of long-lived assets	—	1,075
Net cash provided by (used in) investing activities	257,136	(241,638)

Cash flows from financing activities:
Purchase of treasury stock	(88,849)	(106,986)
Dividends paid	(500,000)	—
Net cash used in financing activities	(588,849)	(106,986)

Effect of exchange rate changes on cash and cash equivalents	(1,156)	1,147
Decrease in cash and cash equivalents	(9,160)	(23,788)
Cash and cash equivalents at beginning of period	576,611	600,399
Cash and cash equivalents at end of period	$567,451	$576,611

Cash Paid during the year for:
Income taxes	$71,096	$55,051
Cash Received during the year for:
Income taxes	$69,436	$36,668
Non-cash investing transactions:
Purchase of property, plant and equipment included in accounts payable	$4,740	$2,281
Non-cash financing transactions:
Purchase of treasury stock	$—	$4,348
Purchase of marketable securities	$2,003	$3,491

#####

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 22, 2019

TARO PHARMACEUTICAL INDUSTRIES LTD.
By:	/s/ Uday Baldota
	Name:	Uday Baldota
	Title:	Chief Executive Officer and Director